June 10, 2011

Mr. John Reynolds

Assistant Director

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	LHC Group, Inc.

    Form 10-K for the Fiscal Year Ended December 31, 2010

    Filed March 10, 2011

    File No. 001-33989

Dear Mr. Reynolds:

We are responding to your comment letter dated June 2, 2011, to Keith G. Myers, Chief Executive Officer, relating to the above documents.

For ease of reference, we have repeated the Staff’s comments in bold text preceding each response.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Consolidated Results of Operations, page 53

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009, page 54

1.	We note your tables detailing same store, de novo and acquired revenues, and your organic growth percentage. In future filings please provide additional discussion of the trends experienced in organic growth percentages, or tell us why such discussion would not be meaningful to investors. Provide us with an example of the disclosure that you intend to include in future filings.

Response

In future filings we will provide additional discussion of the trends experienced in organic growth percentages. An example of the disclosure we will include is as follows:

Organic growth for total new admissions was 13.1% in 2010 compared to 14.5% in 2009. Organic growth is generated by population growth in areas covered by mature agencies, agencies five years old or older, and by increased market share in acquired and developing agencies. Historically, acquired agencies have the highest growth in admissions and average census in the first 24 months after acquisition, and have the highest contribution to organic growth, measured as a percentage, in the second full year of operation after acquisition.

The primary strategies to increase organic growth include differentiating ourselves from our competitors through our care services and quality outcomes, focusing our sales efforts on our agencies, in particular agencies acquired in the last three years, which have not fully developed their coverage in secondary markets and developing “Greenfield” opportunities. Greenfield opportunities exist in secondary markets with three service delivery alternatives:

1. Traditional branch or denovo locations;

2. Drop site or virtual office; or

3. Utilizing Point of Care technology.

These strategies align with our goal of being the leading provider of home health services in all licensed coverage areas.

2.	We note your cost of service revenue has increased as a percentage of net service revenue from 48.7% in fiscal 2008, to 50.9% in fiscal 2009, and then to 52.0% in fiscal 2010. We further note your discussion within the caption ‘Business Strategy’ at page 7, in which you state your intention to achieve margin improvement through the active management of costs because your profitability in a fixed payment system depends on your ability to manage the costs of providing care. In future filings please provide more comprehensive analysis for the underlying increases or decrease in your cost structure. For example, we note the chart on page 56 detailing the $4.53 million increase in ‘Supplies and services’ in your Facility-Based services segment costs that appears to represent a substantial driver in your increased cost of service revenue in fiscal 2010. However, we note no disclosure describing the rationale for such increase, or whether such increase will recur in future periods. Prove us with an example of the disclosure that you intend to include in future filings.

Response

In future filings we will provide additional discussion about trends identified in the variances in our table reflecting line items as a percentage of net service revenue. An example of the disclosure we will include is as follows:

	Year Ended December 31,
	2010	2009	2008
Net service revenue	100.0%	100.0%	100.0%
Cost of service revenue	52.0	50.9	48.7

Gross margin	48.0	49.1	51.3
Provision for bad debts	1.2	0.9	3.1
General and administrative expenses	31.8	32.3	32.4

Operating income	15.1	15.9	15.8
Interest expense	0.0	0.0	(0.1)
Non-operating income, including gain on sales of entities and assets	0.1	0.0	0.4
Income tax expense	5.0	5.0	4.9
Noncontrolling interest expense	2.5	2.6	3.1

Income from continuing operations	7.7%	8.3%	8.1%

Cost of service revenue includes salaries, wages and benefits and travel costs related to clinicians providing direct care to patients. Also included in cost of service revenue are costs of supplies and services absorbed in direct patient care. During 2010, cost of revenue as a percent of net service revenue increased by 1.1% from 50.9% to 52.0%. This increase was caused by increased costs related to group health benefits which are provided to our employees (0.3%), increased pharmaceutical costs and hospital services for patients in our LTACHs caused by increased acuity and longer lengths of stay (0.3%), salary costs for clinicians being trained on our point of care system which disrupted their normal productivity (0.2%), and reimbursement cuts enacted by CMS which reduced net service revenue for patients on service at December 31, 2010 (0.2%). The reimbursement cuts will apply to all patients on service throughout 2011.

Critical Accounting Policies, Page 64

3.	We note the discussion describing your Critical Accounting Policies duplicates your disclosure regarding the Principles of Consolidation, Revenue Recognition, Accounts Receivable and Allowance for Uncollectible Accounts and Goodwill and Intangible Assets at Note 2 – Summary of Significant Accounting Policies in your consolidated financial statements. In future filings, please revise your discussion of critical accounting policies to supplement, rather than duplicate, your accounting policy discussion in the notes to the consolidated financial statements. For example, a discussion of frequency and magnitude of the retroactive adjustments to Medicare reimbursement described at page 66 may allow users to gauge the sensitivity of home-based service revenues. Please see SEC release No. 33-8350 at http://www.sec.gov/rules/interp33-8350.htm. Provide us with an example of the disclosure that you intend to include in future filings.

Response

In future filings we will revise our discussion of critical accounting policies to supplement, rather than duplicate, our accounting policy discussion in the notes to the consolidated financial statements. An example of the disclosure we intend to include in future filings is as follows:

Critical Accounting Policies

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenue and expenses during the reported period. Changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ materially from our estimates. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations will be affected. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances and we evaluate these estimates on an ongoing basis.

The following discussions describe those critical accounting policies that we believe require the most significant judgments and estimates in the preparation of our consolidated financial statements.

Revenue Recognition

We report net service revenue at the estimated net realizable amount due from Medicare, Medicaid, commercial insurance, managed care payors, patients and others for services rendered.

Medicare

Home-Based Services

Home Nursing Services. We are reimbursed by Medicare for delivering care over a 60-day period referred to as an episode. We recognize revenue based on the number of days elapsed during an episode of care within the appropriate reporting period.

A portion of the estimated Medicare prospective payment system reimbursement from each submitted home nursing episode is received in the form of a request for anticipated payment (“RAP”). The Company submits a RAP for 60% of the estimated reimbursement for the initial episode at the start of care. The full amount of the episode is billed after the episode has been completed. Final payments from Medicare may reflect one of four retroactive adjustments to ensure the adequacy and effectiveness of the total reimbursement: (a) an outlier payment if the patient’s care was unusually costly; (b) a low utilization adjustment if the number of visits was fewer than five; (c) a partial payment if the patient transferred to another provider before completing the episode; or (d) a payment adjustment based upon the level of therapy services required in the population base. We estimate all potential adjustments to an episode based on the best information available as the services are provided and prior to recognizing revenue or presenting the final bill. Therefore, historically, we have recorded little or no adjustments at the time payment is received. Although our estimates are based on historical experience using the best information available at the time we provide service, final payments could differ from our estimates.

Hospice Services. We are paid by Medicare under a per diem payment system. We receive one of four predetermined daily or hourly rates based upon the level of care we furnished. We record net service revenue from hospice services based on the daily or hourly rate and recognize revenue as these hospice services are provided.

Hospice payments are also subject to an inpatient cap and an overall payment cap. The inpatient cap relates to individual programs receiving more than 20% of its total Medicare reimbursement from inpatient care services. The overall payment cap relates to individual programs receiving reimbursements in excess of a “cap amount,” which is calculated by multiplying the number of beneficiaries receiving services during the period by a statutory amount that is indexed for inflation. The determination for each cap is made annually based on the 12-month period ending on October 31 of each year. We monitor our limits on a provider-by-provider basis. While historically we have not exceeded these caps, our revenue could be affected if we exceed the cap limits in the future.

Facility-Based Services

Long-Term Acute Care Services. The Company is reimbursed by Medicare for services provided at our LTACHs based on a predetermined fixed amount intended to reflect the average cost of treating a Medicare patient. The actual amount reimbursed can be adjusted based on length of stay and facility-specific costs, as well as in instances where a patient is discharged and subsequently re-admitted. Similar to the home health Medicare reimbursement, we estimate the adjustment based on a historical average and record revenue considering such adjustment. Similar to other Medicare prospective payment systems, the rate is also adjusted for geographic wage differences. Revenue is recognized for the Company’s LTACHs as services are provided. Although our estimates are based on historical experience using the best information available at the time we provide service, final payments could differ from our estimates.

Medicaid, managed care and other payors

Medicaid reimbursement is based on a predetermined fee schedule applied to each service provided. Therefore, revenue is recognized for Medicaid services as the services are provided based on this fee schedule. Managed care payors reimburse us in a manner similar to either Medicare or Medicaid. Accordingly, we recognize revenue from managed care payors in the same manner as we recognize revenue from Medicare or Medicaid.

Accounts Receivable and Allowances for Uncollectible Accounts

We report accounts receivable net of estimated allowances for uncollectible accounts and adjustments. Accounts receivable are uncollateralized and primarily consist of amounts due from Medicare, other third-party payors, and patients. To provide for accounts receivable that could become uncollectible in the future, we establish an allowance for uncollectible accounts to reduce the carrying amount of such receivables to their estimated net realizable value.

The collection of outstanding receivables is our primary source of cash collections and is critical to our operating performance. Because Medicare is our primary payor, the credit risk associated with receivables from other payors is limited. We believe the credit risk associated with our Medicare accounts, which represent 65.8% and 69.3% of our patient accounts receivable at December 31, 2010 and December 31, 2009, respectively, is limited due to (i) the historical collections from Medicare and (ii) the fact that Medicare is a U.S. government payor. We do not believe that there are any other significant concentrations of receivables from any particular payor that would subject it to any significant credit risk in the collection of accounts receivable.

The amount of the provision for bad debts is based upon our assessment of historical and expected net collections, business and economic conditions and trends in government reimbursement. Quarterly, we perform a detailed review of historical writeoffs and recoveries as well as recent collection trends. Uncollectible accounts are written off when the Company has exhausted collection efforts and concluded the account will not be collected.

At December 31, 2010, our allowance for uncollectible accounts, as a percentage of patient accounts receivable, was approximately 10.9%, or $9.8 million, compared to 9.9%, or $8.3 million, at December 31, 2009.

The following table sets forth, as of December 31, 2010, the aging of accounts receivable (based on the billing date) and the total allowance for uncollectible accounts, expressed as a percentage of the related aged accounts receivable (amounts in thousands):

Payor	0-90	91-180	181-365	Over 365	Total
Medicare	$47,864	$6,247	$3,174	$1,853	$59,138
Medicaid	2,615	714	811	1,358	5,498
Other	14,712	5,220	3,724	1,532	25,188

Total	$65,191	$12,181	$7,709	$4,743	$89,824

Allowance as a percentage of receivables	3.4%	10.7%	27.2%	87.0%	10.9%

For home-based services, we calculate the allowance for uncollectible accounts as a percentage of total patient receivables. The percentage changes depending on the payor and increases as the patient receivables age. For facility-based services, we calculate the allowance for uncollectible accounts based on a claim by claim review. As a result, the allowance percentages presented in the table above vary between the aging categories because of the mix of claims in each category.

The following table sets forth as of December 31, 2009, the aging of accounts receivable (based on the billing date) and the total allowance for uncollectible accounts expressed as a percentage of the related aged accounts receivable (amounts in thousands):

Payor	0-90	91-180	181-365	Over 365	Total
Medicare	$40,228	$9,404	$6,853	$1,238	$57,723
Medicaid	1,871	767	942	1,157	4,737
Other	14,208	3,361	2,576	690	20,835

Total	$56,307	$13,532	$10,371	$3,085	$83,295

Allowance as a percentage of receivables	3.1%	8.8%	23.3%	95.2%	9.9%

The following table summarizes the activity and ending balances in the allowance for uncollectible accounts (amounts in thousands):

	Beginning of Year Balance	Additions and Expenses	Deductions	End of Year Balance
Year ended December 31:
2010	$8,262	$7,607	$6,100	$9,769
2009	9,976	4,724	6,438	8,262
2008	8,953	12,463	11,440	9,976

Although our estimated reserves for uncollectible accounts are based on historical experience and the most current collection trends, this process requires significant judgment and interpretation of the observed trends and the actual collections could differ from our estimates.

Goodwill and Intangible Assets

Goodwill and other intangible assets with indefinite lives are reviewed annually for impairment or more frequently if circumstances indicate impairment may have occurred. We recognize an impairment loss if the carrying value of goodwill or an indefinite-lived intangible asset exceeds its fair value. We evaluate impairment by comparing the current fair value of each of our reporting units to their recorded value, including goodwill. Components of our home-based segment are generally represented by individual subsidiaries or joint ventures with individual licenses to conduct specific operations within geographic markets as limited by the terms of each license. Components of our facility-based services are represented by individual operating entities. We aggregate the components of each of these two segments into separate reporting units for purposes of evaluating impairment.

We estimate the fair value of identified reporting units using the discounted cash flow method and the market multiple analysis method. These valuations require us to make estimates and assumptions regarding industry economic factors and the profitability of future business strategies. We consider historical experience and all available information at the time the fair values of reporting units are estimated. For each of the reporting units, the estimated fair value is determined based on a formula that considers 50% of the estimated value based on a multiple of earnings before interest, taxes, depreciation and amortization (the discounted cash flow method) plus 50% of the estimated value using recent sales of comparable facilities (the market multiple method). A change in the weight assigned to each methodology would not have changed the conclusion that no impairment charge is necessary during the year ending December 31, 2010. We have not recognized goodwill impairment charges in 2010, 2009 or 2008.

Included in intangible assets, net are definite-lived assets subject to amortization such as software licenses and non-compete agreements. Amortization of the definite-lived intangible assets is calculated on a straight-line basis over the estimated useful lives of the related assets. Software licenses are amortized over a three year period and non-compete agreements are amortized over the life of the agreement, usually ranging from three to five years.

We also have indefinite-lived intangible assets that are not subject to amortization, such as trade names, certificates of need and licenses to conduct specific operations within geographic markets. We have concluded that trade names, certificates of need and licenses have no legal, regulatory, contractual, economic or other factors that would limit their useful life. We intend to renew and operate under the certificates of need and licenses and use these trade names indefinitely. Therefore, these intangible assets have indefinite lives. We perform an annual impairment test on the trade names using the relief-from royalty method. Under this method, the fair value of the intangible asset is determined by calculating the present value of the after-tax cost savings associated with owning the trade names and, therefore, not having to pay royalties for its use for the remainder of its estimated useful lives. The certificates of need and licenses are tested annually for impairment using the cost approach. Under this method, assumptions are made about the cost to replace the certificates of need.

We have concluded that no impairment charges to other intangible assets have been necessary in 2010, 2009 or 2008.

Insurance

We retain significant exposure for our employee health insurance, workers compensation, employment practices and professional liability insurance programs. Our insurance programs require us to estimate potential payments on filed claims and/or claims incurred but not reported. Our estimates are based on information provided by the third-party plan administrators, historical claim experience, expected costs of claims incurred but not paid and expected costs associated with settling claims. Each month we review the insurance-related recoveries and liabilities to determine if any adjustments are required.

Our employee health insurance program is self funded, with stop-loss coverage on claims that exceed $150,000 for any individual covered employee or employee family member. We are responsible for workers’ compensation claims up to $250,000 per individual incident.

Malpractice, employment practices and general patient liability claims for incidents which may give rise to litigation have been asserted against us by various claimants. The claims are in various stages of processing and some may ultimately be brought to trial. We are aware of incidents that have occurred through December 31, 2010 that may result in the assertion of additional claims. We currently carry professional, general liability and employment practices insurance coverage (on a claims made basis) for this exposure. We also carry D&O coverage (also on a claims made basis) for potential claims against our directors and officers, including securities actions, with a per claim deductible.

We estimate our liabilities related to these programs using the most current information available, but as claims develop, we may need to change the recorded liabilities and change our estimates. These changes and adjustments could be material to our financial statements, results of operations and financial condition.

11. Segment Information, page F-28

4.	We note your ‘Home-Based Services’ segment includes home nursing services and hospice services. Please explain to us how your home nursing services and hospice services operating segments meet the aggregation criteria specified by ASC 280-10-50-11 (paragraph 17 of SFAS 131).

Response

Since the Company’s IPO in 2005, we have disclosed two reporting segments: Home-Based Services Segment, where we aggregate operating segments which provide care to patients in their home or place of residency, and Facility-Based Services, where we provide care to patients in a facility that we own or manage. Annually, we evaluate whether the operating segments in the Home-Based Reporting Segment are individually material and should be separately disclosed. In the table below, we summarize this quantitative evaluation for the year ended December 31, 2010. In years prior to this, the Hospice operating segment held lower significance. During the year ended December 31, 2010 we acquired $3.8 million in hospice revenue, based on the trailing twelve month average revenues of the businesses acquired. Consequently, we expect the hospice operating segment may meet the quantitative criteria and qualify for disclosure as a reporting segment at some future date.

	Home-Based Reporting Segment	Hospice Operating Segment	Percentage Significance
	(amounts in thousands)
Revenue	558,547	34,217	6.1%
Operating Margin	167,518	7,814	4.7%
Net Income (1)	101,516	4,736	4.7%

(1)	Operating Margin tax affected

Based on this analysis, we have concluded that the Hospice operating segment does not meet the quantitative criteria to warrant being disclosed as a separate reporting segment. Whether the hospice operating segment can be aggregated with the home nursing operating segment requires the evaluation of the aggregation requirements as outlined in ASC 280-10-50-11. Our considerations of these provisions are included in italics next to each item.

1.	They have similar economic characteristics – Our economic model for providing home health and hospice services consists of sending clinicians to patients’ homes or place of residency. We incur similar costs to provide these services; salary, wages and benefits, transportation and supplies and services.

The operating margins of our hospice agencies for the year ended December 31, 2010 aggregated to 26.4%, with the individual agencies’ margins ranging from 2.0% to 36.0%. The operating margin at the agency level is primarily driven by patient census. Where we have an immature agency and our census is below thirty we have lower margins. For the same period, the operating margins for our home nursing agencies were 33.4% in the aggregate and for our profitable agencies ranged from 1.0% to 32.5% for the individual agencies. In similar fashion to the hospice economic model, these agency margins are also driven by census. Although our hospice operating margins are below our home health margins, we are developing our business model and operating controls as we increase our hospice businesses. We expect our hospice operating margins to be more in line with our home health operating margins.

2.	Aggregation is consistent with the objective and basic principles of ASC 280 – The objectives of ASC 280 is to help users of the financial statements to do all of the following:

a.	Better understand the public entity’s performance

b.	Better assess its prospects for future cash flows

c.	Make more informed judgments about the public entity as a whole

In our filings we disclose the hospice operating segment being part of the Home-Based Services Segment, which recognizes the similarities in the business model, patients and economic characteristics. Because the hospice operating segment by itself has not been quantitatively significant, disclosing these operations separately could reduce the significance of the operating segment and its future cash flows. Additionally, because the care delivery model is so similar to the home nursing services model, aggregating these two operating segments allows the user of the financial statements to consider the similar economic characteristics and concerns such as staffing, identifying clinicians willing to travel to the patient’s home, mileage reimbursement, etc. Because we evaluate the home health and hospice operating results each reporting period to determine whether the hospice operating segment has reached the level of significance where disclosing the operations as a separate business segment would provide useful additional information to the users of the financial statements, our conclusions are current and dynamic and respond to the changes in our business. We have concluded that because the home health and hospice operating segments, both quantitatively and qualitatively do not differ significantly, aggregating the home health and hospice service operating results in the Home-Based Segment provides more meaningful information to the users of the financial statements about the Company’s performance and expected future cash flows than disclosing the hospice operating segment separately at this time.

3.	The segments are similar in all of the following areas:

•

The nature of the products and services – Both our home health and hospice services are post acute care services provided by a clinician to patients in their home or place of residency. These patients are home-bound, require skilled nursing care, and are referred to us by a physician. Services are provided from an individualized patient plan of care, which is prepared by a skilled nurse.

•

The nature of the production process – For those agencies that provide both home health and hospice services, our skilled nurses often provide both home nursing and hospice care, sometimes to the same patients later in their life cycle. Patient care is provided by following a plan of care approved by a physician. The nature of the payers for home health and hospice services are similar and follow a reimbursable fee schedule.

•

The type of customer for their products and services – Both our home health and hospice patients are home-bound and require skilled clinical services outside of the hospital setting. These patients are referred to us by physicians who have seen the patient and have determined the patients require our services.

•	The methods used to distribute their products or provide their services. Services are provided by skilled clinicians to both home health and hospice patients in their home or place of residency.

•

The nature of the regulatory environment. Our home health and hospice agencies are held to similar regulatory standards such as Anti-Kickback Statue, Stark Law, Health Insurance Portability and Accountability Act of 1996. Our primary payor for both home health and hospice is Medicare, which is regulated by the Center for Medicare and Medicaid Services, and as such, both businesses have to meet the Medicare Conditions of Participation.

Based on the above analyses, we have concluded that considering the relative significance of the hospice operations at the present time and the similarity of the patient, service and economic characteristics of the businesses it is appropriate to aggregate the hospice and home nursing businesses and disclose them in the Home-Based Segment in our financial statements.

Signatures

5.	Please advise us the identity of your principal accounting officer or controller. Please confirm that you will provide in future filings a principal accounting officer or controller signature and/or set forth the appropriate title under the signature of the person signing in such capacity.

Response

Peter J. Roman, our Executive Vice President and Chief Financial Officer is the principal accounting officer. In future filings we will set forth the title “Principal Accounting Officer” under the signature of Peter J. Roman.

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please contact me.

LHC GROUP, INC.

/s/ Peter J. Roman
Peter J. Roman Executive Vice President, Chief Financial Officer

cc: Keith Myers, Chairman, Chief Executive Officer

George Lewis, Chairman, Audit Committee

Peter November, Executive Vice President, General Counsel and Director of Acquisitions

Susan Bergethon, Vice President, Assistant General Counsel & Director of Legal Services

Nancy Bumgarner, Partner, KPMG LLP